KE Holdings Inc.

Oriental Electronic Technology Building

No. 2 Chuangye Road, Haidian District

Beijing 1000086

People’s Republic of China

February 17, 2022

VIA EDGAR

Ms. Babette Cooper

Mr. Wilson Lee

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	KE Holdings Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2020
Filed April 6, 2021
File No. 001-39436

Dear Ms. Cooper and Mr. Lee:

This letter sets forth the Company’s responses to the comments contained in the letter dated December 17, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2020 filed with the Commission on April 6, 2021 (the “2020 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2020 Form 20-F.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

Item 3. Key Information, page 4

1.	We have considered your response to comment 1. Similar to your proposed disclosures to be included in Item 3, clearly disclose at the outset of Part I, that you control and receive economic benefits of KE Holding's business operations through VIE agreements and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE and that you are the primary beneficiary of the VIE. Your disclosures should also highlight that you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related outcome, refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.

KE Holdings Inc.

February 17, 2022

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure at the outset of Part I in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Our Holding Company Structure and VIE Contractual Arrangements

KE Holdings Inc. is a holding company with no material operations of its own and no equity ownership in the VIEs. We conduct our operations primarily through our PRC subsidiaries and the VIEs. Our value-added telecommunication services and certain financial services in the PRC have been conducted through the applicable VIEs in order to comply with the PRC laws and regulations, which restrict and impose conditions on foreign direct investment in companies involved in the provision of value-added telecommunication services and certain financial service. Accordingly, we operate these businesses in China through the applicable VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their shareholders to control the business operations of the VIEs. Revenues contributed by the VIEs, excluding inter-group transactions, accounted for 11.6%, 1.4% and % of our total net revenues for the fiscal years 2019, 2020 and 2021, respectively. Investors in our ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including power of attorney, exclusive business cooperation agreements, equity pledge agreements, exclusive option agreements and spouse consent letters, have been entered into by and among our WFOEs, the VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. As a result, KE Holdings Inc. controls, and receives economic benefits from, the VIEs through the VIE contractual arrangements, and these arrangements are designed to provide our respective WFOEs with the power, rights and obligations equivalent in all material respects to those they would process as the principal equity holder of the respective VIEs. KE Holdings Inc. is also considered the primary beneficiary of the VIEs for accounting purposes, and we have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. However, neither KE Holdings Inc. nor its investors has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the VIEs, and the VIE contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. As of the date of this annual report, our VIE contractual arrangements have not been tested in a court of law.”

KE Holdings Inc.

February 17, 2022

2.	We have considered your response to comment 2. Please revise further to include indication that rules and regulations in China can change quickly with little advance notice and highlight the risk that the Chinese government may intervene or influence your operations at any time.

In response to the Staff’s comment, the Company respectfully proposes to revise further the proposed disclosure in the response to prior comment 2 as follows:

“Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding that the rules and regulations in China can change quickly with little advance notice and that the Chinese government may intervene or influence our operations at any time, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could materially and adversely affect us.””

3.	We have considered your response to comment 3. Please further expand your disclosures to affirmatively address whether you are required to and have obtained the necessary permissions from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations and address the consequences to you and your investors if you inadvertently conclude that approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

In response to the Staff’s comment, the Company respectfully proposes to further include the following disclosure in addition to the response to prior comment 3, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“As of the date of this annual report, except for the licenses and approvals mentioned in this annual report, we, our PRC subsidiaries and the VIEs are not required to obtain any additional approval or permission from the CSRC, CAC or any other entity that is material to the VIEs’ operations or required for us to offer securities to foreign investors under any currently effective PRC laws, regulations and regulatory rules.

However, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us, and published a series of proposed rules for public comments in this regard, the enaction timetable, final content, interpretation and implementation of which remains uncertain. Therefore, there are substantial uncertainties as to how PRC governmental authorities will regulate overseas listing in general and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our future offshore offerings. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval in the future, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.””

KE Holdings Inc.

February 17, 2022

4.	We have considered your response to comment 4. Please include similar disclosure at the outset of Part I. In that regard, provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure at the outset of Part I in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“KE Holdings Inc., our Cayman Islands holding company, or the Parent, transfers cash to our wholly-owned Hong Kong subsidiaries (through intermediate holding companies in the British Virgin Islands), by making capital contributions or providing loans, and our Hong Kong subsidiaries transfer cash to our PRC subsidiaries by making capital contributions or providing loans to them.

Because the Parent and its subsidiaries control the VIEs through contractual arrangements, they are not able to make direct capital contribution to the VIEs and its subsidiaries. However, they may transfer cash to the VIEs by loans or by making payment to the VIEs for inter-group transactions.

As of December 31, 2021, the Parent had made cumulative capital contribution of RMB million and provided cumulative loans of RMB million to our PRC subsidiaries through intermediate holding companies.

The VIEs may transfer cash to the relevant WFOEs by paying service fees according to the exclusive business cooperation agreements. Pursuant to these agreements between each of the VIEs and its corresponding WFOEs, each of the VIEs agrees to pay the relevant WFOE for services related to comprehensive technical support, professional training, consulting services and marketing and promotional services at an amount based on 100% of the balance of the gross consolidated profits of such VIE after offsetting the accumulated losses for the preceding financial years and deducting the working capital, expenses, taxes and other statutory contributions required for any financial year, or the amount determined by the WFOE in accordance with the terms of the agreements. Considering the future operating and cashflow needs of the VIEs, for the years ended December 31, 2019, 2020 and 2021, no service fees were charged to the VIEs by the WFOEs, and no payments were made by the VIEs under these agreements. If there is any amount payable to relevant WFOEs under the VIE agreements, the VIEs will settle the amount accordingly.

KE Holdings Inc.

February 17, 2022

For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to the Parent by our subsidiaries. For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to U.S. investors.”

The Company further respectfully advises the Staff that it will provide the updated information by the time it files its annual report on Form 20-F for the fiscal year ended December 31, 2021 and onwards.

5.	We have considered your response to comment 5. We note that activity of the VIE is reflected in the line items titled “Investment in subsidiaries and VIEs” and “Share of income (loss) of subsidiaries and VIEs” in the parent’s financial statements. Please further expand your disclosures to provide a roll-forward of such line items.

In response to the Staff’s comment, the Company respectfully proposes to further revise the following disclosure and include it early in Item 3 in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Set forth below is the table showing the movement of investment in subsidiaries and VIEs in the parent’s financial statements as of and for the years ended December 31, 2019, 2020 and 2021.

Investment in subsidiaries and VIEs	RMB in thousand
January 1, 2019	9,587,416
Share of loss of subsidiaries and VIEs	(1,588,194)
Share-based compensation costs incurred on behalf of subsidiaries and VIEs	2,892,352
Capital repatriation in connection with the Reorganization	(9,892,606)
Capital injection to subsidiaries	15,651,227
Payments made by subsidiaries on behalf of the Company	(76,836)
Share of other changes in the capital accounts of subsidiaries and VIEs	36,509
Foreign currency translation	21,009
December 31, 2019	16,630,877
Share of income of subsidiaries and VIEs	2,062,889
Share-based compensation costs incurred on behalf of subsidiaries and VIEs	2,252,589
Capital repatriation in connection with the Reorganization	(2,351,587)
Capital injection to subsidiaries	38,867,338
Ordinary shares issued to fund a subsidiary’s acquisition	605,395
Share of other changes in the capital accounts of subsidiaries and VIEs	(51,228)
Foreign currency translation	(980,672)
December 31, 2020	57,035,601
Share of income (loss) of subsidiaries and VIEs
Share-based compensation costs incurred on behalf of subsidiaries and VIEs
Capital injection to subsidiaries
Foreign currency translation
December 31, 2021

”

The Company further respectfully advises the Staff that it will provide the updated information by the time it files its annual report on Form 20-F for the fiscal year ended December 31, 2021 and onwards.

KE Holdings Inc.

February 17, 2022

6.	We have considered your response to comment 6. Where you describe delisting of securities as a consequence of the inability of the PCAOB to inspect or fully investigate an auditor, please also state that trading in securities would be prohibited. Also disclose that in June 2021, the Senate passed the bill known as the Accelerating Holding Foreign Companies Accountable Act, which would reduce this time period from three years to two years. Please also revise to include a discussion of the amendments adopted by the SEC to finalize rules related to the Holding Foreign Companies Accountable Act.

In response to the Staff’s comment, the Company respectfully proposes to further revise and include the following disclosure, with revised or added disclosure in bold, early in Item 3 in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Our ADSs may be delisted or prohibited from being traded over-the-counter under the Holding Foreign Companies Accountable Act. The delisting or cessation of trading of our ADSs, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections. Our auditor is currently not subject to inspections by the PCAOB.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. According to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC must prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

KE Holdings Inc.

February 17, 2022

In May 2021, the PCAOB issued a proposed rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act, for public comment. The proposed rule is related to the PCAOB’s responsibilities under the HFCAA, which, according to the PCAOB, would establish a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The proposed rule was adopted by the PCAOB on September 22, 2021 and approved by the SEC on November 5, 2021. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. The earliest time any trading prohibitions would apply is 2024. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, respectively, and identified the registered public accounting firms in Mainland China and Hong Kong that are subject to such determinations. Our auditor is identified by the PCAOB and is subject to the determination.

On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act which, if passed by the United States House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our ADSs could be prohibited from trading in the United States as early as 2023.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection for three consecutive years. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA.

KE Holdings Inc.

February 17, 2022

It is unclear whether and when the SEC will make additional rules to address all recommendations in the PWG Report and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCAA are uncertain. Such uncertainty could cause the market price of our securities to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA. If our securities are unable to be listed on another securities exchange by then, such a delisting or prohibition of trading would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting or prohibition of trading would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.”

7.	Please disclose at the onset of Item 3 whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure at the onset of Item 3 in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“On December 24, 2021, the CSRC published the draft Regulations of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Administrative Provisions, and the draft Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly seek to offer or list their securities in an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in China and intends to offer securities or be listed in an overseas stock exchange based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their application documents to the regulator in the place of intended listing or offering. Particularly, domestic companies shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to complete the filing under the Administrative Provisions may subject the domestic company to a warning or a fine of one to ten million RMB. In serious circumstances, the domestic company may be ordered to suspend its business or suspend its business pending rectification, or its permits or businesses licenses may be revoked. As of the date of this annual report, there is no schedule for the adoptions of such drafts, and it remains unclear whether the versions adopted will have any further material changes. There remain substantial uncertainties about how these drafts will be enacted, interpreted or implemented and how they will affect our operations and future overseas offerings.

KE Holdings Inc.

February 17, 2022

As of the date of this annual report, we, our PRC subsidiaries and the VIEs are not required to obtain any additional approval or permission from the CSRC, CAC or any other governmental entity that is required for us to offer securities to foreign investors under any currently effective PRC laws, regulations, and regulatory rules. However, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us, and published a series of proposed rules for public comments in this regard, the enaction timetable, final content, interpretation and implementation of which remains uncertain. Therefore, there are substantial uncertainties as to how PRC governmental authorities will regulate overseas listing in general and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our future offshore offerings. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval in the future, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.””

KE Holdings Inc.

February 17, 2022

Part I, page 4

8.	We have considered your response to comment 7. Please further revise to explicitly state that your structure involves unique risks to investors. In addition, we note your disclosure indicating that the VIE structure is used to replicate foreign investment in China-based companies. We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment. Please revise your disclosure accordingly.

In response to the Staff’s comment, the Company respectfully proposes to further revise and include the following disclosure at the outset of Part I in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Explanatory Note

KE Holdings Inc. is not a Chinese operating company but rather a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China and through contractual arrangements with the variable interest entities based in China. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of value-added telecommunication services and certain financial services. Therefore, we operate such business in China through the applicable VIEs in this annual report, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their shareholders to control the business operations of the VIEs. Revenues contributed by the VIEs, excluding inter-group transactions, accounted for 11.6%, 1.4% and % of our total net revenues for the fiscal years 2019, 2020 and 2021, respectively. As used in this annual report, “Beike,” “we,” “us,” “our company” or “our” refers to KE Holdings Inc., its subsidiaries, and, in the context of describing the consolidated financial information, the VIEs and their subsidiaries in China. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in KE Holdings Inc., a Cayman Islands holding company.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. Investors may not directly hold equity interests in the VIEs or in the businesses that are conducted by the VIEs, and the VIE structure provides contractual exposure to foreign investment in the companies which involve foreign investment restrictions. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. This may result in the VIEs being deconsolidated, which would materially and adversely affect our operations, and our ADSs may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our class A ordinary shares or our ADSs may decline significantly in value or become worthless. As such, the VIE structure involves unique risks to investors of our holding company. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.””

KE Holdings Inc.

February 17, 2022

9.	We have considered your response to comment 8. Please expand your disclosure at the outset of Part I to address with additional detail how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

In response to the Staff’s comment, the Company respectfully proposes to further revise and include the following disclosure at the outset of Part I in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“We face various legal and operational risks and uncertainties associated with being based in or having the majority of our operations in China and the complex and evolving PRC laws and regulations. As such, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange.

For example, the recently promulgated PRC Data Security Law and the PRC Personal Information Protection Law in 2021 posed additional challenges to our cybersecurity and data privacy compliance. The Cybersecurity Review Measures issued by the CAC and several other PRC governmental authorities in December 2021, as well as the Administration Regulations on Cyber Data Security (Draft for Comments) published by the CAC for public comments in November 2021, exposes uncertainties and potential additional restrictions on China-based overseas-listed companies like us. If the detailed rules, implementations, or the enacted version of the draft measures mandate clearance of cybersecurity review and other specific actions to be completed by us, we face uncertainties as to whether such clearance can be timely obtained, the failure of which may subject us to penalties, which could materially and adversely affect our business and results of operations and the price of our ADSs. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data and is subject to various evolving PRC laws and regulations regarding cybersecurity and data privacy. Failure of cybersecurity and data privacy concerns could subject us to significant reputational, financial, legal and operational consequences, and deter current and potential customers from using our services” for additional details.

KE Holdings Inc.

February 17, 2022

On December 24, 2021, the CSRC published the draft Regulations of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Administrative Provisions, and the draft Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly seek to offer or list their securities in an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in China and intends to offer securities or be listed in an overseas stock exchange based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their application documents to the regulator in the place of intended listing or offering. Particularly, domestic companies shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to complete the filing under the Administrative Provisions may subject the domestic company to a warning or a fine of one to ten million RMB. In serious circumstances, the domestic company may be ordered to suspend its business or suspend its business pending rectification, or its permits or businesses licenses may be revoked. As of the date of this annual report, there is no schedule for the adoptions of such drafts, and it remains unclear whether the versions adopted will have any further material changes. There remain substantial uncertainties about how these drafts will be enacted, interpreted or implemented and how they will affect our operations and future overseas offerings. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.”

Furthermore, the PRC anti-monopoly regulators have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remains uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Any failure or perceived failure by us to comply with the anti-monopoly and competition laws and regulations in the PRC may result in governmental investigations, enforcement actions, litigation or claims against us and could have an adverse effect on business, reputation, results of operations and financial condition.”

These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.””

KE Holdings Inc.

February 17, 2022

10.	We have considered your response to comment 9 and reissue the comment in part. Please refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. In that regard, refrain from using the term “our VIE” when referencing KE Holdings, Inc. and revise your disclosures accordingly.

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure at the outset of Part I in its future Form 20-F filings and undertakes to revise the disclosures throughout in its future Form 20-F filings to make the required distinction:

“As used in this annual report, “Beike,” “we,” “us,” “our company” or “our” refers to KE Holdings Inc., its subsidiaries, and, in the context of describing the consolidated financial information, the VIEs and their subsidiaries in China. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in KE Holdings Inc., a Cayman Islands holding company.”

The Company further undertakes to refrain from using terms such as “we” or “our” when describing activities or functions of the VIEs and from using the term “our VIE” when referencing KE Holdings Inc., and will revise to reflect the updated disclosure throughout its future Form 20-F filings.

*               *              *

Very truly yours,

/s/ Tao Xu
Tao Xu
Chief Financial Officer

cc:	Yongdong Peng, Chairman of the Board of Directors and Chief Executive Officer, KE Holdings Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP